LLG&M Draft of 23 August 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2005

Preem Holdings AB (publ)

(Translation of registrant’s name into English)

Sandhamnsgatan 51,

S-11590,

Stockholm,

Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒       Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Preem Holdings AB (publ)

Date:	August 26, 2005	By:	/s/ Per Höjgård
		Name:	Per Höjgård
		Title:	Chief Financial Officer

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 6-K contains forward-looking statements. The management of Preem Holdings AB (publ) (the “Company”) has based these forward-looking statements on its current expectations and projections about future events. Although the Company’s management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Quarterly Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, our financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this Quarterly Report. In addition, even if our results of operations, our financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this Quarterly Report, those results or developments may not be indicative of results, conditions or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

•      our substantial indebtedness; together with providing funds to our parent companies in order for them to service their debt;

•      our ability to obtain sufficient short-term credit to finance our spot market crude oil purchases and long-term credit to finance our future capital expenditures;

•      volatility in refining margins and in market prices for crude oil and refined products;

•      our ability to complete construction of our isocracker facility;

•      the competitive nature of our industry;

•      operational hazards and our dependence on key refinery assets;

•      our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate;

•      our liability for violations, known and unknown, under environmental, occupational health and safety, and other laws;

•      our ability to remediate contaminated sites within budgeted amounts;

•      our ability to hedge against currency, commodity and interest rate risks;

•      economic disruptions in the countries in which we, our suppliers and our customers operate; and

•      limitations on our operational flexibility arising under agreements governing our debt.

All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements. In addition, certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Annual Report”) and other public filings made by the Company with the United States Securities and

Exchange Commission, which risk factors are incorporated herein by reference. Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF CERTAIN INFORMATION

We have generally obtained the market and competitive position data in this report from industry publications and from surveys or studies conducted by third party sources that we believe to be reliable, including the Swedish Petroleum Institute. However, we cannot assure you of the accuracy and completeness of such information and we have not independently verified such market and position data. We do, however, accept responsibility for the correct reproduction of this information.

In addition, in many cases we have made statements in this report regarding our industry and our position in the industry based on our experience and our own investigation of market conditions. We cannot assure you that any of these assumptions are accurate or correctly reflect our position in the industry, and none of our internal surveys or information have been verified by any independent source.

Unless otherwise indicated, in this report:

•      “FASB” refers to the U.S. Federal Accounting Standards Board.

•      “Group” refers to the Company, its subsidiaries and its Swedish parent companies, including its direct parent company, Corral Investment AB (publ);

•      “Preem Holdings” refers to Preem Holdings AB (publ);

•      “Preem Petroleum” refers to Preem Petroleum AB (publ);

•       “SEK,” “krona” or “kronor” refer to the lawful currency of Sweden;

•       “$” or “dollars” refer to the lawful currency of the United States of America;

•       “€” or “euro” refer to the single currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time;

•      “Swedish GAAP” refers to generally accepted accounting principles in Sweden;

•      “United States” or the “U.S.” refer to the United States of America;

•      “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•       “we,” “us,” “our,” the “Company, “ and other similar terms refer to Preem Holdings and its consolidated subsidiaries, including Preem Petroleum, except where the context otherwise requires.

In the petroleum refining industry, crude oil and refined product amounts are generally stated in cubic meters or barrels, each of which is a unit of volume, or in metric tonnes (“tons”), a unit of weight, depending on the product and the reason for which the amount is being measured. These volumes may be expressed in terms of barrels. A barrel contains 42 U.S. gallons. We have converted cubic meters to barrels at the rate of 1 cubic meter = 6.2898 barrels.

We present our financial statements in kronor. In addition, solely for the convenience of the reader, certain kronor amounts have been translated into dollars using the Swedish Central Bank’s exchange rate for the krona against the dollar on June 30, 2005 of $1.00 = SEK 7.8175. On August 24, 2005, the Swedish Central Bank’s exchange rate for the krona against the dollar was $1.00 = SEK 7.6675.

Financial information in this Quarterly Report has been prepared in accordance with Swedish GAAP. Swedish GAAP differs in certain significant respects from U.S. GAAP. For further information see note 9 herein and note 28 of the Company’s consolidated financial statements included in its 2004 Annual Report. Some financial information in this Quarterly Report has been rounded and, as a result, the numerical figures shown as totals in this Quarterly Report may vary slightly from the exact arithmetic aggregation of the figures that precede them.

Preem Holdings AB and Subsidiaries

Consolidated Income Statements (unaudited)

	Three Months Ended
	June 30, 2004	June 30, 2005
	SEK	SEK	$
	(in millions)
Revenues	11,785	15,218	1,947
Excise duties	(1,879)	(2,038)	(261)

Sales revenue	9,906	13,180	1,686
Cost of goods sold	(8,704)	(11,863)	(1,518)

Gross profit	1,202	1,317	168
Selling expenses	(189)	(188)	(24)
Administrative expenses	(105)	(120)	(15)
Other operating income	63	80	10
Other operating expenses	(9)	—	—

Operating income	962	1,089	139
Interest income	11	8	1
Interest expense	(134)	(134)	(17)
Other financial income/(expenses), net	75	(271)	(35)

Income before taxes	914	692	88
Income taxes	(286)	(205)	(26)
Minority interests	(1)	(1)	(0)
Net income	627	486	62

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Income Statements (unaudited)

	Six Months Ended
	June 30, 2004	June 30, 2005
	SEK	SEK	$
	(in millions)
Revenues	22,336	27,801	3,556
Excise duties	(3,969)	(4,095)	(524)

Sales revenue	18,367	23,706	3,032
Cost of goods sold	(16,567)	(21,250)	(2,718)

Gross profit	1,800	2,456	314
Selling expenses	(369)	(352)	(45)
Administrative expenses	(208)	(231)	(30)
Other operating income	132	170	22
Other operating expenses	(9)	—	—

Operating income (loss)	1,346	2,043	261
Interest income	26	14	2
Interest expense	(271)	(258)	(33)
Other financial income/(expenses), net	(53)	(402)	(51)

Income (loss) before taxes	1,048	1,397	179
Income taxes	(323)	(413)	(53)
Minority interests	(2)	(2)	(0)
Net income (loss)	723	982	126

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2004	As of June 30, 2005
	SEK	SEK	$
	(in millions)

ASSETS
Fixed assets
Intangible assets
Goodwill	639	551	70
Total intangible assets	639	551	70

Tangible assets
Land and buildings, net	787	787	101
Plant and machinery, net	5,242	5,229	669
Capitalized turnaround cost, net	214	194	25
Equipment, tools, fixtures and fittings, net	669	616	79
Construction in progress	1,191	1,982	253
Total tangible assets	8,103	8,808	1,127

Financial assets
Participation in associated companies	5	5	1
Other securities held as fixed assets	2	2	0
Other long-term receivables	208	181	23
Total financial assets	215	188	24

Total fixed assets	8,957	9,547	1,221

Current assets
Inventories	4,519	6,266	802
Accounts receivable	2,843	3,413	436
Receivables from associated companies	1	1	0
Other receivables	144	146	19
Prepaid expenses and accrued income	309	321	41
	7,816	10,147	1,298
Cash and cash equivalent	724	238	30
Total current assets	8,540	10,385	1,328

TOTAL ASSETS	17,497	19,932	2,550

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Balance Sheets (unaudited)

	As of December 31, 2004	As of June 30, 2005
	SEK	SEK	$
	(in millions)

SHAREHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Shareholders’ equity
Restricted equity
Share capital	1	1	0
Restricted reserves	0	0	0
Total Restricted Equity	1	1	0

Non-restricted equity
Profit brought forward	3,101	4,902	627
Profit for the year	1,622	982	126

Total shareholders’ equity	4,724	5,885	753

Minority interests	9	8	1
Provisions
Pension provision	146	145	19
Deferred tax liability	1,020	1,282	164
Other provisions	14	78	10
Total provisions	1,180	1,505	193

Liabilities
Long-term liabilities
Shareholder loans	242	242	31
Bond loans	3,648	3,823	489
Liabilities to credit institutions	1,595	1,751	224
Bank overdraft facility	—	98	13
Total long-term liabilities	5,485	5,914	757

Current liabilities
Liabilities to credit institutions	749	1,056	135
Advanced payment from customers	178	187	24
Accounts payable	2,045	1,707	218
Liabilities to parent company	848	3	1
Liabilities to associated companies	0	3	1
Income tax payable	5	1	0
Other liabilities	1,327	1,167	149
Accrued expenses and prepaid income	947	2,496	319
Total current liabilities	6,099	6,620	847

TOTAL SHAREHOLDERS’ EQUITY, MINORITY INTERESTS, PROVISIONS AND LIABILITIES	17,497	19,932	2,550

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB and Subsidiaries

Consolidated Statements of Cash Flow (unaudited)

	Six Months Ended June 30,
	2004	2005
	SEK	SEK	$
	(in millions)
Income from operations
Income after financial items	1,048	1,397	179
Adjustments for non-cash items
Depreciation and amortization	517	483	62
Resolving inventory write-down reservation	—	(223)	(29)
Unrealized foreign exchange losses	55	436	56
Unrealized (gains)/losses on oil swaps	(14)	28	3
Other adjustments for non-cash items	17	30	4
	1,623	2,151	275

Taxes paid	(2)	(4)	(0)

Cash flow from operating activities before changes in working capital	1,621	2,147	275

Cash flow in working capital
Decrease/(Increase) in inventories	171	(1,524)	(195)
Decrease/(Increase) in current receivables	551	(569)	(73)
Increase in current liabilities	128	970	124

Cash flow from operating activities	2,471	1,024	131

Investment activities
Investment in intangible fixed assets	(1)	—	—
Investment in tangible fixed assets	(368)	(1,002)	(128)
Acquisition of subsidiary	(14)	—	—
Sale of subsidiary	(10)	—	—
Sale of tangible fixed assets	4	4	0
(Increase) in financial fixed assets	(74)	(2)	(0)
Cash flow used in investment activities	(463)	(1,000)	(128)

Financing operations
New loans from credit institutions and bond loans	939	934	119
Payment of loans to credit institutions	(2,800)	(596)	(76)
Dividends paid	(1)	(3)	(0)
Group contributions paid	—	(845)	(108)
Cash flow used in financing activities	(1,862)	(510)	(65)

Cash flow of the period	146	(486)	(62)
Cash and cash equivalents at the beginning of the period	633	724	92

Cash and cash equivalents at the end of the period	779	238	30

Supplementary disclosures
Cash flow interest
Interest received	25	15	2
Interest paid	(261)	(265)	(34)

Items included in cash and cash equivalents
Cash and bank balance	295	238	30
Short-term investments	484	—	—

Total cash and cash equivalents	779	238	30

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Preem Holdings AB (publ) and Subsidiaries

Notes to Interim Consolidated Financial Statements
Six Month Period Ended June 30, 2005

Note 1.  Basis of presentation

Preem Holdings AB (publ) (the “Company”) was established as a Swedish corporation under the Swedish Companies Act on November 11, 1980 under the name Labrador Svenska AB. The Company is registered with the Swedish Patent and Registration Office under the number 556206-9673. The Company’s name was changed from Labrador Svenska AB to Swedoil AB in September 1981. Swedoil AB was a subsidiary of Preem Petroleum AB (publ) (“Preem Petroleum”) that had been dormant since 1983.  On March 1, 2001, the Company’s name was changed from Swedoil AB to Preem Holdings AB (publ), through an amendment to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. Also on March 1, 2001, the Company’s status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. On March 19, 2001, Preem Petroleum transferred all of the issued and outstanding shares of the Company to Corral Petroleum Holdings AB (publ) (“Corral Petroleum Holdings”), its direct parent company at that time, which in turn contributed all of the issued and outstanding shares of Preem Petroleum to the Company.  As a result of the transactions which occurred on March 19, 2001, Corral Petroleum Holdings became the Company’s direct parent company and Preem Petroleum became the Company’s direct subsidiary.  On July 22, 2005, Corral Investment AB (publ) (“Corral Investment”) purchased all of the issued and outstanding shares of the Company from Corral Petroleum Holdings and became the Company’s direct parent company (the “Preem Holdings Acquisition”).  As a result of this transaction, the Company is wholly owned by Corral Investment which is wholly owned by Corral Petroleum Holdings, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Mohammed Hussein Al-Amoudi.

The Interim Consolidated Financial Statements have been prepared in accordance with the Swedish Annual Accounts Act, the standards issued by the Swedish Financial Accounting Standards Council and its emerging task force pronouncements.

The accompanying Interim Consolidated Financial Statements present the financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The Company’s principal assets as of June 30, 2005 consist of all of the issued and outstanding shares of Preem Petroleum and an inter-company loan to Preem Petroleum. The Company’s principal liability as of June 30, 2005 consists of €305 million aggregate principal amount of 10-5/8% senior secured notes, due 2011 (the “Preem Holdings Notes”), of which the Company issued €250 million on April 10, 2001 and €55 million on July 20, 2001. On May 10, 2004, Preem Petroleum issued €100 million aggregate principal amount of 9% senior subordinated notes due 2014 (the “Preem Petroleum Notes”), which were guaranteed on a senior basis by Preem Holdings.

The accompanying Interim Consolidated Financial Statements present the financial position and results of operations of the Company and have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP. For further information, see note 9 herein and note 28 of the Company’s consolidated financial statements included in its 2004 Annual Report.

The interim financial information included in the Interim Consolidated Financial Statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year.

Except as described in the two paragraphs below, there has been no material change in the Company’s related party transactions since December 31, 2004. For further information, see item 7.B in the Company’s 2004 Annual Report.

In the first quarter of 2005, we completed certain transactions in order to facilitate the payment of a distribution to our ultimate shareholder, Mr. Al-Amoudi. In February 2005, Preem Holdings loaned SEK 353 million ($45 million) to Corral Petroleum Holdings. Corral Petroleum Holdings, in turn, used these proceeds to repay SEK 353 million ($45 million) of a loan from Mr. Al-Amoudi. On March 18, 2005, Preem Holdings made a cash group contribution of SEK 845 million ($108 million) to Corral Petroleum Holdings. Those proceeds were used by Corral Petroleum Holdings to repay (i) the loan of SEK 353 million ($45 million) from Preem Holdings and (ii) SEK 492 million ($63 million) of a loan from Mr. Al-Amoudi.

In connection with the Preem Holdings Acquisition, Corral Investment assumed from Corral Petroleum Holdings the obligation to repay a loan of SEK 4,653 million to Mr. Al-Amoudi (the “Assumed Loan”). The Assumed Loan constitutes a portion of existing loans made by Mr. Al-Amoudi to Corral Petroleum Holdings. On July 29, 2005, Corral Investment issued €410,000,000 aggregate principal amount of Floating Rate Split Coupon Notes due 2010 and $150,000,000 aggregate principal amount of Floating Rate Split Coupon Notes due 2010 (the “Corral Investment Notes”) and used the proceeds of the issuance of the Corral Investment Notes to discharge its obligations under the Assumed Loan.  In connection with the Corral Investment Notes, Corral Investment pledged all of the issued and outstanding shares of the Company as security.  The Corral Investment Notes are not obligations of, or guaranteed by, the Company or any of its subsidiaries.

Note 2. Other financial income/(expenses), net

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(in millions of SEK)
Exchange rate gains on financial assets	3	7	3	12
Exchange rate gains/(losses) on financial liabilities	72	(278)	(56)	(414)
Total	75	(271)	(53)	(402)

Note 3. Income taxes

Income taxes of SEK (413) million for the period ended June 30, 2005, consists of current taxes SEK (1) million, calculated tax effect on group contribution of SEK (179) million and deferred taxes of SEK (233) million. Income taxes of SEK (323) million for the period ended June 30, 2004, consists of current taxes SEK (1) million, calculated tax effect on group contribution of SEK (365) million and deferred taxes of SEK 43 million.

Note 4.  Inventories

The group inventory cost values include the equivalent of SEK 31 million as of June 30, 2005, and SEK 21 million as of December 31, 2004, relating to loaned inventory volumes. Borrowed inventory volumes representing a total inventory cost volume of SEK 268 million as of June 30, 2005 and SEK 314 million as of December 31, 2004, are not included in the inventory value.

The inventory consists of the following items:

	As of December 31, 2004	As of June 30, 2005
	(in millions of SEK)
Raw materials and supplies	2,829	3,320
Finished products	1,690	2,946
Total	4,519	6,266

Note 5.  Shareholders’ equity

The changes in shareholders’ equity in the Company and its consolidated subsidiaries for the period December 31, 2004 to June 30, 2005 are as follows:

	Share capital	Restricted reserves	Unrestricted reserves	Total shareholders equity
	(in millions of SEK)
Balance at December 31, 2004	1	0	4,723	4,724
Calculated tax effect of group contribution	—	—	179	179
Net income	—	—	982	982
Balance at June 30, 2005	1	0	5,884	5,885

Note 6.  Other provisions

The change in provisions from December 31, 2004 to June 30, 2005 consists of the following:

(in millions of SEK)
Balance as of December 31, 2004	14
Provisions for the year	74
Amounts claimed	(10)
Balance as of June 30, 2005	78

Provisions for the year include a provision of SEK 74 million which relates to the additional purchase price to be paid for the acquisition, which occurred in December 2003, of the remaining 25% of the shares of Preemraff Lysekil which the Company did not previously own. The amount represents the total additional purchase price not yet paid.

Note 7.  Long-term Liabilities to Credit Institutions

	2005	2006	2007	2008	2009	2010+
	(in millions of SEK)
Bond loans	—	—	—	—	—	3,823
Loans	—	391	691	—	200	860
Total	—	391	691	—	200	4,683

The Company had as of June 30, 2005, debt of SEK 391 million that was guaranteed by a financial institution. The Company’s outstanding bond loans consist of the Preem Holdings Notes and the Preem Petroleum Notes. The Preem Holdings Notes are secured by a pledge of all of the outstanding share capital in Preem Petroleum and an assignment by way of security of an inter-company loan from Preem Holdings to Preem Petroleum of SEK 2,277 million. The Preem Petroleum Notes are contractually subordinated in right of payment to all senior indebtedness of Preem Petroleum and are otherwise equal in right of payment to all other indebtedness of Preem Petroleum and are guaranteed on a senior basis by Preem Holdings.

Note 8. Contingent liabilities

There has been no material change in the Company’s contingent liabilities since December 31, 2004.

Note 9. U.S. GAAP Information

The accompanying Interim Consolidated Financial Statements have been prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. The following is a summary of the adjustments to net income and Shareholders’ equity that would have been required if U.S. GAAP had been applied instead of Swedish GAAP in the preparation of the Interim Consolidated Financial Statements.

	Six months ended
	June 2004,	June 2005,
	(in millions of SEK)
Net income/(loss) under Swedish GAAP	723	982

Adjustments to reconcile to U.S. GAAP:
Pensions (A)	(23)	—
Business combinations (B)	101	89
Computer software for internal use (C)	(3)	(3)
Financial instruments (D)	55	—
Changes in group structure (E)	6	6
Income tax effect of U.S. GAAP adjustments	(9)	(1)
Net income under U.S. GAAP	850	1,073

Basic and diluted income per share in accordance with U.S. GAAP (SEK) (E)	170,000	214,600

Weighted-average number of shares outstanding (thousands) (E)	5	5

	As of December 31, 2004	As of June 30, 2005
	(in millions of SEK)
Shareholders’ equity under Swedish GAAP	4,724	5,885

Adjustments to reconcile to U.S. GAAP:
Pensions (A)	(1)	(1)
Business combinations (B)	654	743
Computer software for internal use (C)	7	4
Changes in group structure (E)	(81)	(75)
Accumulated income tax effect of U.S. GAAP adjustments	21	20
Shareholders’ equity under U.S. GAAP	5,324	6,576

(A)          Pensions — The Group companies have various pension schemes in accordance with local conditions and practices in the countries in which they operate. Most of these schemes are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the Company and are generally coordinated with local national pension schemes. The Group companies’ schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. The Group policy for funding its defined benefit plans is to satisfy local statutory funding requirements for tax deductible contributions. The Company contributes at least an amount equal to the minimum funding requirements for the countries in which it maintains pension schemes. The Company also participates in some multi-employer pension arrangements and defined contribution pension arrangements. Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 87, “Employers’ Accounting for Pensions SFAS No. 87” (“SFAS 87”). SFAS 87 is more prescriptive than Swedish GAAP prior to January 1, 2004, in that it requires the use of the specific actuarial method (the projected unit credit method). SFAS 87 requires, under certain circumstances, that a minimum liability may be recorded with a corresponding intangible asset and/or reduction of shareholders’ equity for plans that are underfunded. The Company implemented RR 29, Employee benefits, published by the Swedish Financial Accounting Standards Council, as of January 1, 2004, and the difference in 2005 represents the different starting dates of actuarial gains and losses.

(B)           Business combinations — Acquisitions of certain subsidiaries are reported differently in accordance with Preem’s accounting principles and U.S. GAAP. The difference is attributable primarily to reporting and amortization of goodwill.

In 2002 Preem adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) in its determination of Net income and Shareholders’ equity in accordance with U.S. GAAP. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders’ equity under U.S. GAAP. Furthermore, impairment tests have been performed for existing goodwill as of December 31, 2004. No impairment loss has been recognized as a result of these tests.

(C)           Computer software for internal use — The cost of developing computer software for internal use is expensed as incurred under Swedish GAAP. Certain costs are capitalized under U.S. GAAP (U.S. Accounting Standards Executive Committee Statement of Position 98-1) and are amortized over the expected economic life of the asset.

(D)          Financial instruments – Under Swedish GAAP, unrealized gains and losses on forward refining margin contracts which hedge future cash flows are deferred and recognized only when realized. Under U.S. GAAP, unrealized gains and losses on forward refining margin contracts that do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No.133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133”. These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and require the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The Company uses derivative instruments to hedge the value of the Group’s financial position. Management has determined that none of the Group’s hedges of financial exposure qualify for hedge accounting under U.S. GAAP during 2004. In accordance with U.S. GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income.

(E)           Changes in group structure – Preem changed its shareholding in the refineries during 2002 through a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. The transaction has been recorded as a change in group structure with an effect only on shareholders’ equity under Swedish GAAP. The transaction under U.S. GAAP is recorded as a non-monetary transaction exchanging assets without any gain reported on the transaction. The excess value is instead used to write down the assets received in the transaction and will be reversed over the life of the corresponding assets.

Comprehensive income

The Company has adopted SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income generally encompasses all changes in stockholders’ equity (except those arising from transactions with the owners) and includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with U.S. GAAP for the six month periods ended June 30, 2004 and 2005 was SEK 849 million and SEK 1,073 million, respectively.

Note 10.  Interim Segment Information

The Company operates mainly in the oil and gas industry and has two reportable segments: a supply and refining segment and a marketing segment. The two segments were determined based upon the types of services and products that are provided to customers. The supply and refining segment operates Preemraff Lysekil refinery (previously named Scanraff) located on the west coast of Sweden, north of Gothenburg, and Preemraff Gothenburg refinery (previously named Preemraff) located near the harbor of Torshamnen in Gothenburg, as well as storage depots throughout Sweden. The supply and refining segment sells a full range of refined products in Sweden and abroad. The marketing segment sells home-heating gasoil directly to end users, and gasoil, diesel and fuel oil directly to Swedish companies using refined products purchased from the supply and refining segment. The marketing segment also sells gasoline, diesel, lubricants, shop merchandise and other products through its Preem-branded service stations.

Performance of the segments is evaluated based upon operating profit (loss) before income taxes and excluding interest income and expenses, and minority interests. Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Accounting policies of the segments are the same as those described in the summary of significant accounting principles contained in note 1 of the Company’s financial statements included in its 2004 Annual Report. Inter-segment sales were made at market rates.

Financial information by segment is as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(in millions of SEK)
Segment Sales revenue:
Supply and refining	9,485	12,706	17,505	22,819
Marketing	2,184	2,875	4,427	5,512

Segment sales revenue	11,669	15,581	21,932	28,331
Exchange rate differences	(5)	94	13	126
Intersegment sales revenues	(1,758)	(2,495)	(3,578)	(4,751)
Sales revenues	9,906	13,180	18,367	23,706

Segment operating profit/(loss):
Supply and refining	1,041	1,105	1,373	2,108
Marketing	15	(14)	49	(15)

Segment operating profit/(loss)	1,056	1,091	1,422	2,093
Other non-allocated expense net(1)	(94)	(2)	(76)	(50)

Operating income/(loss)	962	1,089	1,346	2,043
Non-allocated items(2)	(48)	(397)	(298)	(646)

Income/(loss) before income taxes	914	692	1,048	1,397

(1)           Other non-allocated income (expense) includes the corporate cost center and foreign exchange gains or losses related to our inventory and our accounts payable/receivable. Our corporate cost center includes administrative and personnel-related expenses.

(2)           Non-allocated items consist of interest income and expenses and other financial income and expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of the Business

We are one of Europe’s largest independent oil refining companies and the largest Swedish oil refining company. We conduct our business through our wholly owned operating company, Preem Petroleum, which operates its business through two segments, a supply and refining segment and a marketing segment. We refine crude oil in Sweden and then market and sell refined products primarily in Sweden and other northwestern European markets, including Scandinavia, the United Kingdom and Germany, and, occasionally, in the United States and other markets. Our refineries represent approximately 75% of the refining capacity in Sweden and approximately 30% of the refining capacity in Scandinavia. We sell more refined products in Sweden than any of our competitors. In Sweden, we had leading market shares in 2004 in terms of sales volume of approximately 30% in diesel, 40% in heating oil and 59% in fuel oil, based on data from the Swedish Petroleum Institute. In addition, our marketing segment’s share of the Swedish gasoline market in terms of sales volume was approximately 11% in 2004, based on data from the Swedish Petroleum Institute.

Our supply and refining segment purchases and refines crude oil and then sells refined products wholesale to our marketing segment and to third parties. We also own an extensive network of storage depots in Sweden. Our marketing segment consists of three divisions, a home-heating division, a business-to-business division, and a station and consumer division. The marketing segment resells refined products wholesale and retail primarily in Sweden. For the first six months of 2005, our supply and refining segment sold approximately 79% (by value) of its products to third parties and 21% to our marketing segment.

Refining margins

Oil refineries measure the financial performance of their operations by their margins. Prices for crude oil and refined products are subject to frequent and significant fluctuations. As a result, a refinery’s sales revenue and cost of goods sold can vary significantly from period to period, even when the volume of crude oil purchased and refined products sold remain relatively constant. A refinery’s sales revenue depends on refined product prices, currency fluctuations and throughput, which is a function of refining capacity and utilization. The cyclicality of refined product prices results in high volatility of sales revenue. Consequently, sales revenue, viewed alone, is not indicative of an oil refining company’s results. Earnings and cash flow from refining are largely driven by gross and net refining margins, and a successful refinery strives to maintain its profit margins from year to year, notwithstanding fluctuations in the prices of crude oil and refined products.

“Gross refining margin” is the difference between the sales revenue received from the sale of refined products produced by a refinery and the cost of crude oil and (where relevant) other intermediate feedstocks processed by it. While crude oil costs in general are a function of supply and demand, there are many grades of crude oil and their relative prices vary. Like crude oil, different refined products vary in price. A refinery’s gross refining margin is a measure of both the sophistication of the plant’s design and its crude oil purchasing strategy (its ability to produce the most valuable refined product mix from the least costly crude oil). Thus, a refinery with a cracking facility, such as Preemraff Lysekil, that can produce a higher percentage of the lighter, higher-value fractions, will generally have a higher gross refining margin than a less complex facility, such as Preemraff Gothenburg. “Refining margin” measures the ability of a refinery to cover the variable refining costs of its refining process in addition to the cost of crude oil purchases. “Variable refining costs” consist of volume-related costs, such as the cost of energy. “Net cash margin” is the refining margin less the refinery’s fixed operating costs, excluding depreciation and other non-cash costs. “Fixed operating costs” consist of, among others, maintenance, personnel, insurance and property costs. “Net cash margin” indicates the cash generating capability of the refinery. “Net refining margin” is the net cash margin less depreciation and reflects the overall profitability of the refinery.

Our refining margins are affected by numerous factors beyond our control, including the supply of and demand for crude oil and refined products, which, in turn, depend on a variety of factors, including the following:

•              changes in global economic conditions, including exchange rate fluctuations;

•              global demand for oil;

•              political stability in major oil-producing countries;

•              actions by OPEC and crude oil production levels;

•              the availability of crude oil and refined product imports;

•              worldwide inventory levels of crude oil and refined products;

•              the availability and suitability of competitive fuels;

•              the extent of government regulation, in particular, as it relates to environmental policy;

•              market imperfections caused by regional price differentials;

•              local market conditions and the level of operations of other refineries in Europe;

•              the ability of suppliers, transporters and purchasers to perform on a timely basis or at all under their agreements (including risks associated with physical delivery);

•              seasonal demand fluctuations;

•              expected and actual weather conditions; and

•              changes in technology.

These and other factors beyond our control are likely to play an important role in refining industry economics.

Highlights of the First Six Months of 2005

Supply and Refining Segment

During the six month period ending June 30, 2005, the price of Brent crude oil fluctuated from a low of $38.2 per barrel on January 3, 2005 to a high of $58.5 per barrel on June 27, 2005. The crude oil market was very strong and prices generally increased during this period except for a temporary decline in prices in May.  In addition, during the six month period ending June 30, 2005, global prices for refined products were also strong in particular during the three month period ending March 31, 2005 during which refined product prices increased more than the prices of crude oil.

During the six month period ended June 30, 2005, the gasoline market was volatile and the difference in the price of gasoline and crude oil ranged from approximately $1 per barrel in January 2005 to approximately $13 per barrel at its peak. On June 30, 2005, the price of gasoline was approximately $550 per ton and the price of gasoline peaked at $581 per ton in early April 2005. The market for gasoil, which includes diesel and heating oil, continued to be very strong.  During the first quarter of 2005, the market for low sulfur diesel was particularly strong and the price of low sulfur diesel was approximately $60 per ton higher than the price of light heating oil, however, this differential decreased in the second quarter of 2005.  The market for gasoil products generally was very strong during the six month period ended June 30, 2005, which we believe is unusual in light of historical seasonal fluctuations in demand.  During the six month period ended June 30, 2005, prices for diesel fluctuated between $416 to $586 per ton while prices for heating oil ranged from $376 to $543 per ton. The difference between the prices of diesel and crude oil was often more than $20 per barrel and reached a high of $23 per barrel. Globally, we believe that the operation of refineries at full capacity and fear of shortages in the second half of 2005 kept prices of refined products and crude oil at high levels and helped to maintain a consistently large differential between the prices of refined products and the prices of crude oil. The prices of heavy fuel oil were more stable than the prices for lighter distillate products with the prices of low sulfur heavy fuel oil varying between $164 and $273 per ton during the six month period ended June 30, 2005.  During this period, the prices of heavy fuel oil did not follow the same trend as crude oil prices.  We believe that this is primarily due to competition from alternative energy sources which has resulted in a relative decline in the demand for heavy fuel oil. During the six month period ended June 30, 2005, the prices of crude oil ranged from $15 to $20 per barrel higher than the prices of low sulfur fuel oil and the prices of crude oil were less than $20 per barrel higher than the prices of high sulfur fuel oil.

Occasionally, due to market forces, the crude oil and/or refined product price curve is in “contango,” meaning that forward prices of crude oil or refined products exceed current spot market prices. While we do not speculate with inventory, as a result of our large storage capacity we are able to take advantage of the price curve being in contango by simultaneously entering into current spot market purchase and future sale agreements. When we take advantage of the price curve being in contango, our primary expense is that associated with storing the crude oil or refined products until their time of delivery under the future sale agreement. As long as our storage costs are less than the profit margin resulting from the price curve being in contango we are able to lock in a profit margin. By entering into current spot market purchase and future sale agreements we are able to lock in a profit margin, and realize significant profits by utilizing our substantial storage facilities to store crude oil and refined products at our existing facilities until the delivery date called for by the sale agreements.

During the latter part of the six month period ended June 30, 2005, the crude oil price curve was in contango. There was also a short period in November and December 2004 during which the crude oil price curve was in contango.  The contango crude oil price curve disappeared in the first quarter of 2005 but returned in April 2005. We believe that the contango market conditions have been caused by market perceptions that there will be an imbalance in the production of, and demand for, crude oil in the fourth quarter of 2005.  These market perceptions have led to a situation in which the spot market prices for crude oil are lower than the forward prices for crude oil.  As a result of these factors, during almost the entire second quarter of 2005, it has been profitable for us to purchase crude oil on the spot market and, to store crude oil purchased on the spot market in our existing storage facilities and to enter into future crude oil sale agreements.

During the six month period ending June 30, 2005, refining margins remained at a high level. The primary factors which contributed to high refining margins during this period were the unusually large differentials between (i) the prices of diesel and crude oil and (ii) the prices of heating oil and crude oil. The difference between the prices of gasoline and crude oil were in our view also significant although not exceptional.  In addition, during this period, the large differentials between the prices of lighter distillate products, such as diesel and, at times, gasoline, and crude oil outweighed the negative impact of the relatively low prices of heavy fuel oil on our refining margins. We believe that the product price pattern that has existed during the six month period ending June 30, 2005 is a clear indication that there is little additional capacity in the refining industry and that refineries have generally struggled to increase the output of gasoline and gasoil.  Preemraff Lysekil is well equipped to refine low priced high sulfur crude oil. Preemraff Gothenburg also has substantial desulfurization capacity. Although the impact of the ability of both refineries to process relatively lower priced high sulfur crude oil and thus to take advantage of the price difference between low and high sulfur crude oil significantly contributed to our profitability during the second quarter of 2005, the positive impact on our profitability was not as pronounced as the impact that this had during the first quarter of 2005.

In late-December 2004, leaking hydrogen gas caught fire at a heat exchanger at Preemraff Lysekil. The fire was extinguished and there were no injuries. However, parts of the plant were shut down and, in connection with the restart of the platformer unit, we discovered that catalyst mass had been released and followed the process downstream. Expenditures for the repair work totaled approximately SEK 55 million ($7 million) of which approximately SEK 25 million ($3 million) was covered by insurance. As a result, the net cost for the repair work was approximately SEK 30 million ($4 million). All units were back in full production in mid-January 2005.  The impact on our first quarter results was limited to the nearly three week period in January during which time operations were suspended at Preemraff Lysekil. In April 2005, we shut down the visbreaker unit at Preemraff Lysekil for unscheduled maintenance resulting in a loss of 14 days of production and the incurrence of related maintenance and repair costs of approximately SEK 10 million ($1 million). In addition, in June 2005, we shut down the catalytic cracker unit at Preemraff Lysekil for unscheduled maintenance resulting in a loss of 12 days of production and the expenditure of approximately SEK 5 million ($0.6 million) on related repairs. All such units are now back in service.

The following table shows the calculation of margins for Preemraff Lysekil and Preemraff Gothenburg for the three months and six months ended June 30, 2004 and 2005. In accordance with industry practice, the margins are expressed in U.S. dollars per barrel.

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(in U.S. dollars per barrel except Total production)
Preemraff Lysekil
Gross refining margin	6.05	7.11	5.08	6.13
Variable refining costs	(0.38)	(0.37)	(0.39)	(0.39)
Refining margin	5.67	6.74	4.69	5.74
Fixed operating costs	(0.74)	(0.84)	(0.66)	(0.89)
Net cash margin	4.93	5.90	4.03	4.85
Depreciation	(0.53)	(0.48)	(0.54)	(0.52)
Net refining margin	$4.40	$5.42	$3.49	$4.33
Total production (thousands of barrels)	18,164	18,596	36,298	34,706

Preemraff Gothenburg
Gross refining margin	2.71	5.80	2.36	3.94
Variable refining costs	(0.24)	(0.35)	(0.38)	(0.36)
Refining margin	2.47	5.45	1.99	3.58
Fixed operating costs	(0.80)	(0.84)	(0.90)	(0.86)
Net cash margin	1.67	4.61	1.09	2.72
Depreciation	(0.47)	(0.72)	(0.51)	(0.75)
Net refining margin	$1.20	$3.89	$0.58	$1.97
Total production (thousands of barrels)	11,233	10,304	20,794	19,938

We believe that our refining margins have been strong in the second quarter of 2005. As noted above, the gross refining margin increased by 21% at Preemraff Lysekil and 67% at Preemraff Gothenburg from the first six months of 2004 to the first six months of 2005. The increase in the gross refining margins at our two refineries was due to strong demand and high industry-wide refinery capacity utilization.

Construction of an isocracker

Since January 2004, we have proceeded with the construction of a new isocracker unit at Preemraff Lysekil. The purpose of the isocracker is to upgrade low margin products, such as fuel oil, virtually sulfur-free diesel and gasoline, as well as increasing throughput. We estimate that the aggregate cost of construction of the isocracker unit will be approximately SEK 3,500 million. Of this amount, we have paid SEK 1,718 million as of June 30, 2005, and we expect that a total of approximately SEK 2,900 million will be paid in total by December 31, 2005. We expect that, if construction proceeds as contemplated, the new unit will become operational in the first half of 2006. Currently, we believe that construction is proceeding at a rate which is slightly under budget and slightly ahead of schedule.

Marketing Segment

Within the station and consumer division, the first six months of 2005 was characterized by strong growth in diesel sales and gasoline price wars in certain markets. Total fuel sales increased by approximately 3.8% as compared to the same period last year. In the first six months of 2005, gasoline sales decreased by approximately 2.9% compared to the same period last year. During the first six months of 2005, sales in stores decreased by approximately 4.4% while total store revenues decreased by 0.8% as compared to the same period last year. Three stores have been converted from company operated stores to dealer operated stores during the first six months of 2005. As referred to above, our competitors have recently adopted very aggressive pricing strategies at unmanned stations in certain markets. We have adjusted our pricing in affected markets in order to remain competitive. However, the results of the station and consumer division could be negatively impacted should the aggressive pricing of our competitors continue. A retail strategy study has been conducted to improve overall profitability and the strategy implementation is now ongoing.

Within the business-to-business division, total volumes for the first six months of 2005 decreased by approximately 6.6% compared to the same period last year. Demand for heating oil has declined due to a combination of high oil prices and low electricity prices. At the end of May 2005, our market share for heating oil was at the same level as the same period last year. Margins for heating oil were low during this period due to the rapid increase in product cost and the time lag in consumer price increases.

Preem Holdings Acquisition

On July 22, 2005, Corral Investment purchased all of the issued and outstanding shares of the Company from Corral Petroleum Holdings and became our direct parent company.  As a result, the Company became a wholly owned subsidiary of Corral Investment, which is wholly owned by Corral Petroleum Holdings, which is wholly owned by Moroncha Holdings Company Limited, which is wholly owned by Mr. Mohammed Hussein Al-Amoudi.  In connection with this transaction, Corral Investment assumed from Corral Petroleum Holdings the obligation to repay a loan of SEK 4,653 million to Mr. Al-Amoudi (the “Assumed Loan”). The Assumed Loan constitutes a portion of existing loans made by Mr. Al-Amoudi to Corral Petroleum Holdings. On July 29, 2005, Corral Investment issued €410,000,000 aggregate principal amount of Floating Rate Split Coupon Notes due 2010 and $150,000,000 aggregate principal amount of Floating Rate Split Coupon Notes due 2010 (the “Corral Investment Notes”) and used the proceeds of the issuance of the Corral Investment Notes to discharge its obligations under the Assumed Loan.  In connection with the Corral Investment Notes, Corral Investment pledged all of the issued and outstanding shares of the Company as security.  The Corral Investment Notes are not obligations of, or guaranteed by, the Company or any of its subsidiaries.

Price Effect on Inventories

We hold large inventories of crude oil and refined products and, as a result, our financial results are impacted by the effects of fluctuations in the market prices for crude oil and refined products. To the extent that crude oil and refined product prices rise in tandem, our gross profit would generally be positively affected, because we compute the gross profit as the excess of sales revenue (determined at the time of sale at the higher refined product prices) over the cost of goods sold (determined at the earlier time the crude oil is purchased at lower prices). Thus, a portion of the gross profit that we earn during a period of rising prices may be attributable solely to the increase in prices during the period after we buy the crude oil and prior to the time we finish refining it and sell it.

However, during periods of rising crude oil prices, the cost of replenishing our crude oil inventories and, thus, our working capital requirements, similarly increase. Because changes in refined product prices tend to lag behind changes in crude oil prices, we generally experience the increased working capital requirements from higher crude oil prices sooner, and to a greater degree, than the benefits to our gross profit that may arise from selling products at higher refined product prices. Moreover, depending on the rate and the duration of the increase, and the degree to which crude oil prices move more than refined prices, our gross profit margins may actually decline during periods of rising crude oil prices. During periods of declining crude oil prices, we believe that we experience the opposite effects. However, in 2004, given the tight supply-demand balance, we were able to increase our refined prices relatively more quickly. As a result, we maintained and improved our gross profit margin in 2004, without adversely affecting our net working capital position.

We believe that, although the price effect on inventories may impact our results for a given period, over the long-term the effects of rising and falling oil prices tend to offset each other. In addition we believe that from a cash flow perspective, the effects of rising and falling oil prices on gross profit and working capital tend to offset each other. In comparing our results from period to period, we believe that it is thus important to note that these price effects on inventories are unrelated to, and do not reflect, the underlying efficiency of the refineries. We employ several strategies to minimize the impact on our profitability of the volatility in feedstock costs and refined product prices.

Fluctuations in Foreign Currency Exchange Rates

Our financial condition and results of operations are exposed to two types of risk related to foreign currency exchange rates, specifically translation risk and transaction risk. We are exposed to translation risk because a significant percentage of our sales and expenses are realized and incurred in currencies other than the kronor, which is our reporting currency. We are also exposed to translation risk because certain of our assets and liabilities are denominated in currencies other than the kronor. We are exposed to transaction risk because our revenues and costs are denominated in both the dollar and the kronor.

Translation Risk

Revenues and Expenses. Substantial portions of our revenues and expenses are recorded in dollars and then translated into kronor for inclusion in our financial statements. Thus, a decline in the value of the dollar against the krona will have a negative affect on our revenues as reported in kronor, that is, the krona-value of our dollar-denominated revenues will decline. Conversely, an increase in the value of the dollar against the krona will have a positive effect on our expenses as reported in kronor, that is, the krona value of our dollar-denominated expenses will increase.

Inventory. In the course of our ordinary operations, we store significant amounts of crude oil and refined products, the value of which is denominated in dollars because market prices for crude oil and refined products are typically denominated in dollars. Our total inventories, which are accounted for as part of our current assets, were SEK 6,266 million as of June 30, 2005 and SEK 4,519 million as of December 31, 2004. A decrease in the value of the dollar against the kronor will result in a decrease in the value of our inventories, when expressed in kronor. Foreign exchange gains or losses on our inventory are included as part of cost of goods sold.

Indebtedness. As of June 30, 2005, approximately 24% of our debt was denominated in dollars, 12% was denominated in kronor, and 64% was denominated in euro. As a result, a decrease in the value of the dollar or the euro against the kronor will result in a decrease in the kronor value of our dollar- or euro-denominated indebtedness, respectively. Conversely, an increase in the value of the dollar or the euro against the kronor will result in an increase in the kronor value of our dollar- or euro-denominated indebtedness, respectively. Foreign exchange gains or losses on our indebtedness are included as part of financial expense, net.

Transaction risk

We are exposed to transaction risk because our revenues and expenses are denominated in both kronor and dollars. Accordingly, the relative movements of the kronor/dollar exchange rate can significantly affect our results of operations. For example, an appreciation of the kronor against the dollar may adversely affect our margins to the extent that our kronor-denominated revenues do not cover our kronor-denominated expenses. This risk is reduced by matching sales revenues and expenses in the same currency, which is generally the practice in our industry given the percentage of purchase and sales contracts that are denominated in dollars.

In addition, we are exposed to transaction risk in connection with our accounts payable for crude oil purchases. If the dollar changes in value against the kronor between the date of purchase and the date of payment, the difference in the kronor value of our payment and the kronor value of the account payable would be recorded as a foreign exchange gain or loss in our results of operations. We face a similar risk with respect to our accounts receivable for refined product sales.

Results of operations

Summary

The following table shows certain items from our consolidated income statements for the three months and six months ended June 30, 2004 and 2005.

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(millions in SEK)
Consolidated Statement of Operations Data:
Revenues	11,785	15,218	22,336	27,801
Excise duties	(1,879)	(2,038)	(3,969)	(4,095)
Sales revenue	9,906	13,180	18,367	23,706
Costs of goods sold	(8,704)	(11,863)	(16,567)	(21,250)
Gross profit	1,202	1,317	1,800	2,456
Selling and administrative expenses	(294)	(308)	(577)	(583)
Other operating income	63	80	132	170
Other operating expenses	(9)	—	(9)	—
Operating income	962	1,089	1,346	2,043
Financial expense, net (1)	(48)	(397)	(298)	(646)
Income before taxes	914	692	1,048	1,397
Income taxes (2)	(286)	(205)	(323)	(413)
Minority interests	(1)	(1)	(2)	(2)
Net profit	627	486	723	982

(1)           Financial expense, net, consists of interest income and expense, foreign exchange gains or losses on our indebtedness and certain other items.

(2)           Income taxes do not generally reflect cash payable or paid, because we transfer, to the extent possible, our taxable income to our parent company as a group contribution, which is in the form of a book-entry dividend.

The following table shows the sales revenue and operating income for each of our business segments for the three months and six months ended June 30, 2004 and 2005.

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(millions in SEK)

Supply and Refining (1)	9,485	12,706	17,505	22,819
Marketing	2,184	2,875	4,427	5,512
Exchange rate differences	(5)	94	13	126
Inter-segment sales revenue	(1,758)	(2,495)	(3,578)	(4,751)
Total Sales Revenue (2)	9,906	13,180	18,367	23,706

Operating Income (loss):
Supply and Refining	1,041	1,105	1,373	2,108
Marketing	15	(14)	49	(15)
Other non-allocated income (expense) (3)	(94)	(2)	(76)	(50)

Total Operating Income	962	1,089	1,346	2,043

(1)   Includes sales by our supply and refining segment to our marketing segment of SEK 3,578 million for the first six months of 2004 and SEK 4,751 million for the first six months of 2005. We have included inter-company sales revenue in the total for our supply and refining segment. These sales are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that including these amounts in supply and refining segment sales revenue properly reflects the results of these segments for purposes of comparison. Such inter-company sales are eliminated in our unaudited quarterly consolidated financial statements for the six month period ending June 30, 2005.

(2)   Total sales revenue is our total revenue less excise duties, which are taxes collected at the point of sale by us and remitted to the governments of the countries in which we operate, primarily Sweden.

(3)   In order to evaluate the performance of our segments, we allocate certain items as “non-allocated income (expense).” Specifically, we include in non-allocated income (expense) our “corporate cost center” and foreign exchange gains or losses related to our inventory and our accounts payable/receivable. Our corporate cost center includes administrative and personnel-related expenses.

Our revenues include excise duties, which are taxes on petroleum products that we collect at the point of sale and remit monthly primarily to the government of Sweden. The continuous collection of excise duties at the time of sale and the holding of such excise duties until we are obligated to remit them to the government enables us to use this cash to fund a significant portion of our working capital needs. Sales revenue represents our revenues less the excise duties. Sales revenue also includes foreign exchange gains or losses on our accounts receivable. In this discussion, we have provided sales revenue figures for our supply and refining segment and our marketing segment. The sales revenue of our supply and refining segment includes inter-company sales to the marketing segment and the sales revenue of our marketing segment includes the sales revenue received on the resale of such refined products. The inter-company sales between our supply and refining segment and our marketing segment are made at market rates. Since refined products are commodities, these sales could have been made to third parties at similar prices. We believe that the inclusion of these amounts in the sales revenue for our supply and refining segment properly reflects the results of these segments for purposes of comparison. These inter-company sales have been eliminated in our unaudited quarterly consolidated financial statements for the six month period ending June 30, 2005.

Cost of goods sold consists of the cost of our crude oil purchases (including transportation costs) and direct production costs (including depreciation of equipment used in the refining process). Cost of goods sold also includes foreign exchange gains or losses on our inventory and our accounts payable. We have no supply contracts longer than 12 months in duration. We rely primarily on spot market purchases. We regularly monitor market conditions for various types of crude oil as well as demand for refined products.

Gross profit is our sales revenue less the cost of goods sold. Occasionally, due to market forces, the crude oil and/or refined product price curve is in “contango,” meaning that forward prices of crude oil or refined products exceed current spot market prices. While we do not speculate with inventory, as a result of our large storage capacity we are able to take advantage of the price curve being in contango by simultaneously entering into current spot market purchase and future sale agreements. When we take advantage of the price curve being in contango, our primary expense is that associated with storing the crude oil or refined products until their time of delivery under the future sale agreement. As long as our storage costs are less than the profit margin resulting from the price curve being in contango we are able to lock in a profit margin. By entering into current spot market purchase and future sale agreements we are able to lock in a profit margin, and realize significant profits by utilizing our substantial storage facilities to store crude oil and refined products at our existing facilities until the delivery date called for by the sale agreements.

Selling expenses consist primarily of the costs of sales personnel, advertising and promotions. Administrative expenses consist primarily of the costs of administrative personnel.

Other operating income consists of our sales of surplus heat, harbor fees, commission income, sales of storage certificates (which relate to inventory we hold on behalf of other oil companies) to other oil companies in order to enable such companies to satisfy their European Union-imposed compulsory storage obligations, income from the rental of dealer-operated service stations and several other items, none of which is individually material. Our other operating income is largely attributable to our non-refining business and, as such, is insulated to a degree from the volatility of our refining margins and provides us with relatively stable earnings.

Operating income is gross profit net of the foregoing items and net of non-recurring items, if any. We have itemized the contributions to operating income of our supply and refining segment and our marketing segment.

Financial expense, net, consists of interest income and expense, foreign exchange gains or losses on our indebtedness, and certain other items.

We are subject to Swedish income tax on our taxable income. We intend to minimize the amount of taxes that we pay by transferring, to the extent possible, our taxable income to our direct parent company, Corral Investment, and if necessary, to its parent company, Corral Petroleum Holdings, in the form of a book-entry dividend, which, for Swedish tax purposes, is referred to as a group contribution. As a result, the amount included on our statement of operations as income taxes generally reflects book-entry transfers rather than cash paid or payable. The amount we can transfer on a year-to-year basis is limited by the Swedish Companies Act to the lesser of the amount of our unrestricted shareholders’ equity, which includes net profit earned during the year, shown on a consolidated and stand-alone basis and an amount that, given due consideration to the financing needs of the group, its liquidity or financial position, would not contravene sound business principles. We expect that the group contribution will be simultaneously offset by an equity contribution from Corral Investment. The excess of the group contribution, if any, over the equity contribution represents a true dividend payable in cash. We paid income taxes in cash of SEK 17 million in 2002, SEK 4 million in 2003 and SEK 4 million in 2004. The amounts recorded as income taxes in our results of operations represent the income taxes that we would have paid had we not made a group contribution. We intend to follow the same strategy at the Preem

Petroleum level to minimize the amount of income taxes that it pays. We cannot assure you that we will be able to employ this tax optimization strategy in the future. If we are unable to employ this strategy, we would be required to pay income taxes in cash to the Swedish government on our taxable income.

Minority interests as of June 30, 2005 principally reflect the interest of Vattenfall AB in Preem Gas AB.

Three months ended June 30, 2005 compared to three months ended June 30, 2004

Revenues. Our revenues for the three months ended June 30, 2005 were SEK 15,218  million, an increase of SEK 3,433 million, or 29%, from SEK 11,785 million for the three months ended June 30, 2004. The increase in revenues was primarily attributable to the increase in market prices for crude oil and products. Average crude oil prices in the second quarter of 2005 were approximately $16.23 per barrel, or 46%, higher than in the same period in 2004. The increase in sales revenues was to some extent offset by the weakening of the U.S. dollar versus the krona. In the second quarter of 2005, the average U.S. dollar rate decreased by approximately 4% against the krona compared to the same period in 2004.

Sales revenue. Sales revenue for the three months ended June 30, 2005 was SEK 13,180 million, an increase of SEK 3,274 million, or 33%, from SEK 9,906 million for the three months ended June 30, 2004, primarily as a result of, and in the same proportions as, the factors discussed above.

Cost of goods sold. Cost of goods sold for the three months ended June 30, 2005 was SEK 11,863 million, an increase of SEK 3,159 million, or 36%, from SEK 8,704 million for the three months ended June 30, 2004, primarily as a result of, and in the same proportions as, the factors discussed above.

Gross profit. Gross profit for the three months ended June 30, 2005 was SEK 1,317 million, an increase of SEK 115 million, or 10%, from SEK 1,202 million for the three months ended June 30, 2004. This increase was primarily a result of higher sales margins as compared to the same period last year.

Selling and administrative expenses. Selling expenses for the three months ended June 30, 2005 were SEK 188 million, a decrease of SEK 1 million, or 1%, from SEK 189 million for the three months ended June 30, 2004. Administrative expenses for the three months ended June 30, 2005 were SEK 120 million, an increase of SEK 15 million, or approximately 14%, from SEK 105 million for the three months ended June 30, 2004. The increase is largely a result of higher project costs in our information technology and human resources departments, as compared to the same period last year.

Other operating income. Other operating income for the three months ended June 30, 2005 was SEK 80 million, an increase of SEK 17 million, or approximately 27%, from SEK 63 million for the three months ended June 30, 2004. The increase was primarily attributable to higher sales of storage certificates as compared to the same period in 2004.

Other operating expenses. Other operating expenses for the three months ended June 30, 2005 were SEK 0 million, a decrease of SEK 9 million or approximately 100%, from SEK 9 million for the three months ended June 30, 2004. In 2004, a provision of SEK 9 million was made for restructuring costs in connection with the disposal of our heating service operations.

Operating income (loss). Operating income for the three months ended June 30, 2005 was SEK 1,089 million, an increase of SEK 127 million, from SEK 962 million for the three months ended June 30, 2004. The operating income of our supply and refining segment was SEK 1,105 million for the three months ended June 30, 2005, compared to an operating income of SEK 1,041 million for the three months ended June 30, 2004. This increase was primarily attributable to higher sales margins as compared to the same period last year. Our marketing segment generated an operating loss of SEK 14 million for the three months ended June 30, 2005, a decrease of SEK 29 million, from an operating income of SEK 15 million for the three months ended June 30, 2004. This decrease in the marketing segment’s operating income was primarily a result of lower sales margins, as compared to the same period last year.

Financial expense, net. Net financial expense for the three months ended June 30, 2005 was SEK 397 million, an increase of SEK 349 million, from SEK 48 million for the three months ended June, 2004. The change resulted primarily from an increase in foreign exchange losses of approximately SEK 351 million on the Preem Holdings Notes and the Preem Petroleum Notes and on our net U.S. dollar-denominated indebtedness.

Income taxes. Income taxes for the three months ended June 30, 2005 were SEK 205 million, a decrease of SEK 81 million from SEK 286 million for the three months ended June 30, 2004. The decrease is attributable to lower calculated taxable income in 2005. Income taxes do not generally reflect cash paid or payable because we intend to transfer, to the extent possible, our taxable income to our parent company Corral Investment, which is in the form of a book-entry dividend.

Six months ended June 30, 2005 compared to six months ended June 30, 2004

Revenues. Our revenues for the six months ended June 30, 2005 were SEK 27,801 million, an increase of SEK 5,465 million, or approximately 24%, from SEK 22,336 million for the six months ended June 30, 2004. This increase is primarily attributable to the increase in market prices for crude oil and products. Crude oil prices in the first six months of 2005 were approximately $15.88 per barrel, or 47%, higher than in the same period in 2004. The increase in crude oil prices was offset to some extent by a weaker U.S. dollar versus the krona. In the first half year of 2005, the U.S. dollar decreased by approximately 6% against the krona compared to the same period in 2004.

Sales revenue. Sales revenue for the six months ended June 30, 2005 was SEK 23,706 million, an increase of SEK 5,339 million, or 29%, from SEK 18,367 million for the six months ended June 30, 2004, primarily as a result of, and in the same proportions as, the factors discussed above.

Cost of goods sold. Cost of goods sold for the six months ended June 30, 2005 was SEK 21,250 million, an increase of SEK 4,683 million, or 28%, from SEK 16,567 million for the six months ended June 30, 2004, primarily as a result of, and in the same proportions as, the factors discussed above.

Gross profit. Gross profit for the six months ended June 30, 2005 was SEK 2,456 million, an increase of SEK 656 million, or 36%, from SEK 1,800 million for the six months ended June 30, 2004. This increase was primarily a result of higher sales margins and increased price gains on our inventories due to the strong increase in market prices, as compared to the same period in 2004.

Selling and administrative expenses. Selling expenses for the six months ended June 30, 2005 were SEK 352 million, a decrease of SEK 17 million, or 5%, from SEK 369 million for the six months ended June 30, 2004. The decrease in selling expenses is primarily an effect of lower amortization of goodwill in our marketing segment compared to the same period last year. Administrative expenses for the six months ended June 30, 2005 were SEK 231 million, an increase of SEK 23 million, or 11%, from SEK 208 million for the six months ended June 30, 2004. The increase is largely a result of higher project costs in our information technology and human resource departments, as compared to the same period last year.

Other operating income. Other operating income for the six months ended June 30, 2005 was SEK 170 million, an increase of SEK 38 million, or 29%, from SEK 132 million for the six months ended June 30, 2004. The increase was primarily attributable to higher sales of storage certificates, higher sales of waste heat from Preemraff Gothenburg to the city of Gothenburg and to recoveries of bad debts in connection with the disposal of our Polish operations in 2004.

Other operating expenses. Other operating expenses for the six months ended June 30, 2005 were SEK 0 million, a decrease of SEK 9 million, or 100%, from SEK 9 million for the six months ended June 30, 2004. In 2004, a provision of SEK 9 million was made for restructuring costs in connection with our disposal of our heating service operations.

Operating income (loss). Operating income for the six months ended June 30, 2005 was SEK 2,043 million, an increase of SEK 697 million, or 52%, from SEK 1,346 million for the six months ended June 30, 2004. The operating income of our supply and refining segment was SEK 2,108 million for the six months ended June 30, 2005, an increase of SEK 735 million, or 54%, from SEK 1,373 million for the six months ended June 30, 2004. This increase in operating income was primarily attributable to higher sales margins and to higher price gains on our inventories due to a higher increase in market prices, as compared to the same period last year. Our marketing segment generated an operating loss of SEK 15 million for the six months ended June 30, 2005, a decrease of SEK 64 million, from SEK 49 million for the six months ended June 30, 2004. The decrease in the marketing segment’s operating income was primarily a result of lower sales margins, as compared to the same period last year.

Financial expense, net. Net financial expense for the six months ended June 30, 2005 was SEK 646 million, an increase of SEK 348 million, or 117%, from SEK 298 million for the six months ended June, 2004. The change resulted primarily from an increase in foreign exchange losses of approximately SEK 358 million on the Preem Holdings Notes and the Preem Petroleum Note and on our net U.S. dollar-denominated indebtedness.

Income taxes. Income taxes for the six months ended June 30, 2005 were SEK 413 million, an increase of SEK 90 million, or 28%, from SEK 323 million for the six months ended June 30, 2004. The increase is attributable to higher calculated taxable income in 2005. Income taxes do not generally reflect cash paid or payable because we intend to transfer, to the extent possible, our taxable income to our parent company, Corral Investment, as a group contribution, which is in the form of a book-entry dividend.

Recently issued accounting standards

U.S. GAAP

In December 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006.

In December 2004, the FASB issued FASB Statement No. 153, Exchange of Nonmonetary Assets, which eliminates an exception in Accounting Principles Board Opinion No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

Critical accounting policies

Our consolidated financial statements are prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. The principle differences between Swedish GAAP and U.S. GAAP are further discussed in note 9 herein and in note 28 to our consolidated financial statements included in the Company’s 2004 Annual Report.

The preparation of our consolidated financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We have identified the accounting policies discussed below as the most critical policies upon which our financial status depends. We believe that these critical accounting policies involve management’s most complex or subjective judgments and estimates used in the preparation of our consolidated financial statements that could impact our financial results.

Impairment of long-lived assets

We review long-lived assets used in our business on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. If the carrying value of an asset or a group of assets is not recoverable it is written down to its estimated fair value.

We estimate fair value based on independent appraisals and projected cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value using these methods is subject to numerous uncertainties, which require our significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

Capitalized Turnaround Costs

We record the cost of regularly scheduled major maintenance (“turnarounds”) as deferred charges. We amortize these deferred charges over the expected periods of benefit, generally ranging from two to four years. The American Institute of Certified Public Accountants has issued an Exposure Draft for a Proposed Statement of Position, “Accounting for Certain Costs and Activities Related to Property, Plant and Equipment,” which would require major maintenance activities to be expensed as costs are incurred. If this proposed Statement of Position had been adopted, we would have been required to write off the balance of our deferred maintenance costs, which totaled SEK 194 million at June 30, 2005, and expense future costs as incurred. The FASB recently voted not to clear this proposed Statement of Position and will consider adding a project to its agenda to address cost capitalization and depreciation issues.

Inventories

Our inventories are stated at the lower of cost or market price. We use the FIFO (“first in, first out”) method to determine the cost of our crude oil and refined product inventories. The carrying value of these inventories is sensitive to volatile market prices. If the value of these inventories had been $1 per barrel lower as of June 30, 2005, the value of our inventory would have been approximately SEK 120 million lower. If refined product prices decline from the value at the end of a period, then we may be required to write down the value of our inventories in future periods.

Contingencies

We record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters requires us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over- or under-stated.

Liquidity and Capital Resources

Overview

Our primary cash requirements include funding construction, purchase of feed stocks, upgrade and maintenance projects, servicing indebtedness and general working capital needs.

Our primary sources of liquidity are available cash reserves, internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. We believe that our working capital is sufficient for our present requirements. As of June 30, 2005 we had cash and cash equivalents of SEK 238 million and approximately SEK 3,827 million available under our unutilized credit facilities. For the six months ended June 30, 2005, operating income, before depreciation and amortization (“OIBDA”) was SEK 2,526 million, compared to SEK 1,863 million for the six months ended June 30, 2004.

OIBDA is a non-GAAP financial measure of liquidity and should not be considered as a substitute for operating earnings, net profit, cash flows from operating activities or other statements of operations or cash flow data computed in accordance with Swedish or U.S. GAAP. We believe that OIBDA provides useful information to investors because it is a measure of cash flow and an indicator of our ability to finance our operations, capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under both Swedish GAAP and U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Funds depicted by this measure may not be available for management’s discretionary use or for service of payment of interest or principle on our outstanding indebtedness. Because all companies do not calculate OIBDA identically, the presentation of OIBDA may not be comparable to similarly entitled measures of other companies. The following table presents a reconciliation of OIBDA to cash flow from operating activities, the most directly comparable financial measure calculated and presented in accordance with Swedish GAAP.

	Six months ended June 30,
	2004	2005
	(in millions of SEK)
Operating income	1,346	2,043
Depreciation and amortization	517	483
OIBDA	1,863	2,526

Financial income/(expense), net	(298)	(646)
Other adjustments for non-cash items	17	30
Unrealized losses exchange rates	55	436
Unrealized (gains)/losses on oil swaps	(14)	28
Resolving inventory write-down reservation	—	(223)
Taxes paid	(2)	(4)
Changes in working capital	850	(1,123)
Cash flow from operating activities	2,471	1,024

Cash Flow

The table below shows a summary of the Cash Flow Statements as of June 30, 2004 and June 30, 2005, respectively:

	Six months ended June 30,
	2004	2005
	(in millions of SEK)

Cash flow from operating activities before changes in working capital	1,621	2,147
Cash flow from operating activities	2,471	1,024
Cash flow used in investment activities	(463)	(1,000)
Cash flow used in financing activities	(1,862)	(510)
Cash flow of the period	146	(486)

Cash flow from operating activities before changes in working capital was SEK 2,147 million for the six month period ended June 30, 2005, an increase of SEK 526 million from SEK 1,621 million for the six month period ended June 30, 2004. The increase was primarily a result of an increase in income after financial items of SEK 349 million, including an increase in unrealized foreign exchange losses and unrealized losses on oil swaps of SEK 423 million, which to some extent was offset by the release of an inventory write-down reserve made in December 31, 2004 of SEK (223) million.

Cash flow from operating activities after changes in working capital was SEK 1,024 million for the six month period ended June 30, 2005, a decrease of SEK 1,447 million, from SEK 2,471 million for the six month period ended June 30, 2004, which was primarily a result of an increase in our inventory of SEK 1,524 million.

Cash flow used in investment activities was SEK 1,002 million for the six month period ended June 30, 2005, an increase of SEK 634 million, from SEK 368 million for the six month period ended June

30, 2004. The increase in cash flow used in investment activities is attributable to the ongoing construction of an isocracker unit at Preemraff Lysekil.

Cash flow used in financing activities was negative SEK 510 million for the six month period ended June 30, 2005, a decrease of SEK 1,352 million, from cash flow used in financing activities of negative SEK 1,862 million for the six month period ended June 30, 2004. The decrease is primarily attributable to a decrease in new loans/payments of loans, net, of approximately SEK 2,199 million, which was offset by payments of group contribution to Corral Petroleum Holdings, previously our direct parent company, of SEK 845 million in March 2005.

In Sweden, we collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them on a monthly basis to the Swedish government. Excise duties were SEK 4,095 million for the six month period ended June 30, 2005 compared to SEK 3,969 million for the six month period ended June 30, 2004. The delay between the time we collect these funds and the time we are required to remit them to the government enables us to use the cash to finance a significant portion of our working capital needs.

Description of Indebtedness

As of June 30, 2005, we had total debt (excluding a shareholder loan from Corral Petroleum Holdings, the parent company of our direct parent company, Corral Investment) of SEK 6,728 million. Our long-term debt (excluding the shareholder loan but including bank overdraft facilities) amounted to SEK 5,672 million as of June 30, 2005. We also had current debt of SEK 1,056 million, which included the current portion of our long-term debt of SEK 391 million. These loans and facilities are provided by the bond market and by various international banks. As of June 30, 2005, our indebtedness bore interest at a weighted average annual rate of 7.7%. In addition, as of June 30, 2005, we owed SEK 242 million to Corral Petroleum Holdings, the parent company of our direct parent company, Corral Investment, in the form of an interest-free, subordinated loan, which has no maturity date.

We have access to €300,000,000 of revolving credit and term loan facilities pursuant to a Facilities Agreement dated June 28, 2004, as amended and restated by an amendment and restatement agreement dated December 2, 2004 among Preem Petroleum, as borrower, Preem Holdings, as guarantor, Skandinaviska Enskilda Banken AB (publ) and Svenska Handelsbanken (AB) (publ), as mandated lead arrangers, certain financial institutions, as lenders, and SEB Merchant Banking, Skandinaviska Enskilda Banken AB (publ), as facility agent (the “Credit Facility”). In March 2005, Preem Petroleum drew down $50 million under the Credit Facility for general corporate purposes, which represents the total amount drawn down under the Credit Facility as of June 30, 2005.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposures are commodity price risk, foreign currency risk and interest rate risk.

Commodity Price Risk

Changes in the price of commodities, such as crude oil, can affect our cost of goods sold and the price of our refined products. Commodity price changes can trigger a price effect on inventory, which can affect our revenues, gross profit and operating income. Our inventory management strategies include the purchase and sale of exchange-traded, oil-related futures and options with a duration of twelve months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the International Petroleum Exchange, including “crack” spreads (which are intercommodity spread options based on the difference between the price of a refined product and crude oil) or intercommodity spreads, and crude oil options that, because they contain certain terms, such as point of delivery, customized to the market in which we sell, are better suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs.

Fluctuations in the crude oil price have been significant over the last three years. The three-year low of the monthly average dated Brent crude oil price (free on board, Rotterdam) was $24.10 per barrel in November 2002, while the three-year high was $58.47 per barrel in June 2005. Monthly average prices decreased by $5.68 per barrel from March to April 2003, by $6.80 per barrel from October to November 2004, and increased by $6.39 per barrel from September to October 2004, by $7.54 per barrel from February to March 2005 and by $5.85 per barrel from May to June 2005.

Our revenues and cash flows, as well as estimates of future cash flows are sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in significant changes in the operating margin from refining operations. Energy prices also determine the carrying value of our inventory.

We enter into commodity futures contracts from time to time, to manage our price exposure to our inventory positions and our purchases of foreign crude oil in the refining process, and to fix margins on certain future production. The commodity derivative contracts may take the form of futures contracts, collars or price swaps and are entered into with reputable counter-parties. Gains and losses on futures contracts, realized and unrealized, are recognized in cost of goods sold at the time the contract is bought or sold (marked to market).

Hedging activites/hedge of inventory

We enter into certain derivatives transactions in order to keep price risk exposure and volume exposures within limits set out in our risk policy. For example, if we have a long physical exposure (i.e., we have more volume priced oil than the normal position) we can offset most of the price risk of this long physical exposure by going equally short on derivative contracts with the same (or similar) underlying commodity. As of June 30, 2005, we had a net short position on crude oil and refined products derivative contracts of 461,000 cubic meters. The unrealized loss on these contracts was SEK 58.4 million as of June 30, 2005.

Trading activities

We also enter into derivative transactions which are unrelated to physical exposure and are therefore classified as “speculative.” These transactions are monitored against value-at-risk limits set out in our risk policy which do not permit trading risk greater than $3 million. As of June 30, 2005, the following commodity derivative contract was not treated as a hedge: a long derivative contract relating to 14,000 cubic meters of gasoline. The unrealized loss on our trading activities was SEK 3.3 million as of June 30, 2005.

Foreign Currency Risk

We publish our financial statements in kronor. However, our crude oil purchases are primarily denominated in U.S. dollars, our revenues are denominated in both U.S. dollars and kronor, a portion of our indebtedness is denominated in U.S. dollars, a portion of our indebtedness is denominated in kronor and a portion of our indebtedness, comprised of the Preen Holdings Notes and the Preen Petroleum Notes, is denominated in Euros. Consequently, fluctuations in the U.S. dollar-krona and Euro-krona exchange rates can affect our financial results. We incur substantial amounts of our borrowings in U.S. dollars to hedge our expenses to inventories, which are also priced in U.S. dollars. We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk.

In the six month period ended June 30, 2005, we estimate that we received 65% of our revenues in U.S. dollars and 35% in kronor and that we incurred 90% of our costs and expenses in U.S. dollars and 10% in kronor. In the six month period ended June 30, 2004, we estimate that we received 75% of our revenues in U.S. dollars and 25% in kronor and that we incurred 85% of our costs and expenses in U.S. dollars and 15% in kronor. As of June 30, 2005, our krona-denominated, fixed-rate indebtedness totaled SEK 535 million and our krona-denominated, variable-rate indebtedness totaled SEK 200 million. As of June 30, 2005, our U.S. dollar-denominated, fixed-rate indebtedness totaled $105 million and our U.S. dollar-denominated, variable-rate indebtedness totaled $75 million. As of June 30, 2005, our Euro-denominated fixed-rate indebtedness totaled €405 million.

The table below presents, as of June 30, 2005 and December 31, 2004, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from our consolidated financial statements.

	2005	2006	2007	2008	2009	2010+	Total Value	Percentage of Total Long- Term Debt (1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	%	SEK
	(in millions, except percentages)
Krona-denominated indebtedness as of June 30, 2005:
Fixed rate debt—amount due	—	—	300	—	—	235	535	9%	581
Variable rate debt—amount due	—	—	—	—	200	—	200	3%	200
Dollar-denominated indebtedness as of June 30, 2005:
Fixed rate debt—amount due	—	391	—	—	—	430	821	14%	831
Variable rate debt—amount due	—	—	391	—	—	195	586	10%	586
Euro-denominated indebtedness as of June 30, 2005:
Fixed rate debt—amount due	—	—	—	—	—	3,823	3,823	64%	4,242
Krona-denominated indebtedness as of December 31, 2004:
Fixed rate debt—amount due	—	—	300	—	—	235	535	10%	571
Variable rate debt—amount due	184	—	—	—	200	—	384	7%	384
Dollar-denominated indebtedness as of December 31, 2004:
Fixed rate debt—amount due	—	331	—	—	—	364	695	13%	720
Variable rate debt—amount due	—	—	—	—	—	165	165	3%	165
Euro-denominated indebtedness as of December 31, 2004:
Fixed rate debt—amount due	—	—	—	—	—	3,648	3,648	67%	4,045

(1)           Includes current portion.

We had, as of June 30, 2005, no bank over-draft facilities in foreign currencies.

We had, as of June 30, 2005, short-term debt (excluding current portion of long-term debt) in foreign currencies amounting to SEK 195 million, which was denominated in U.S. dollars.

We had, as of June 30, 2005, cash and cash equivalents in foreign currencies amounting to SEK 68 million, of which the equivalent of SEK 18 million was denominated in U.S. dollars, the equivalent of SEK 44 million was denominated in Euro and equivalent of SEK 6 million in other foreign currencies.

Interest Rate Risk

In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. As of June 30, 2005, SEK 5,179 million of our indebtedness required payment at fixed rates and SEK 786 million required payment at variable rates. As of December 31, 2004, SEK 4,878 million of our indebtedness required payment at fixed rates and SEK 549 million required payment at variable rates.

The table below presents, as of June 30, 2005 and December 31, 2004, principal cash flows and related weighted average interest rates by expected maturity dates.

	2005	2006	2007	2008	2009	2010+	Total Value	Percentage of Total Long- Term Debt (1)	Estimated Fair Value
	SEK	SEK	SEK	SEK	SEK	SEK	SEK	%	SEK
	(in millions, except percentages)
As of June 30, 2005:
Fixed rate debt—amount due	—	391	300	—	—	4,488	5,179	87%	5,654
Weighted average interest rate	—	5.6%	6.4%	—	—	9.6%	9.1%	—	—
Variable rate debt—amount due	—	—	391	—	200	195	786	13%	786
Weighted average interest rate	—	—	4.5%	—	2.0%	3.6%	3.6%	—	—
As of December 31, 2004:
Fixed rate debt—amount due	—	331	300	—	—	4,247	4,878	90%	5,336
Weighted average interest rate	—	5.6%	6.4%	—	—	9.6%	9.2%	—	—
Variable rate debt—amount due	184	—	—	—	200	165	549	10%	549
Weighted average interest rate	2.6%	—	—	—	2.6%	2.7%	2.6%	—	—

(1)           Includes current portion.